Exhibit 99.1

Jeffs’ Brands: KeepZone AI Enters into Exclusive Reseller Agreement for Counter- Unmanned Aerial Systems

Tel Aviv, Israel, Jan. 28, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a reseller agreement with AeroIntegral S.A. DE C.V. (“AeroIntegral”) for AeroIntegral to act as an authorized reseller of certain counter-unmanned aerial systems (“C-UAS”) in Mexico (the “Reseller Appointment”) as permitted under KeepZone’s exclusive reseller agreement with a leading aerospace defense technology developer (the “Aerospace Company”).

Under the Reseller Appointment, AeroIntegral is permitted to market and promote the Aerospace Company’s C-UAS solutions to government, defense, critical infrastructure, and enterprise customers across Mexico under KeepZone’s supervision and guidance, and subject to applicable regulatory approvals. The Reseller Appointment is part of KeepZone’s broader strategy to expand its presence in Latin America and supports the deployment of the Aerospace Company’s counter-drone technologies in regions facing increasing unmanned aerial threats.

“We are pleased to welcome AeroIntegral as an authorized reseller of the Aerospace Company’s advanced C-UAS systems in Mexico,” said Alon Dayan, Chief Executive Officer of KeepZone. “We believe AeroIntegral’s strong local footprint, technical expertise, and established relationships with security and infrastructure stakeholders make them a valuable partner as we continue to expand our operations in the Mexican market.”

AeroIntegral will work closely with KeepZone to provide local sales support, customer engagement, system integration, and training services. The Aerospace Company’s C-UAS solutions are designed to detect, track, and mitigate unauthorized drone activity, offering scalable protection for urban environments, critical infrastructure, border security, and sensitive facilities.

“Mexico is experiencing a clear increase in demand for effective counter-drone protection,” said Jose’ Miguel Martínez Barrera, Chief Executive Officer of AeroIntegral. “We are excited to collaborate with KeepZone to deliver advanced, scalable C-UAS systems to organizations seeking to secure their airspace and critical assets against emerging aerial threats.”

The Reseller Appointment builds on KeepZone’s recent commercial activities and expansion of its reseller network in Mexico.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Reseller Appointment, the expected contribution of AeroIntegral’s local footprint, technical expertise, and relationships to KeepZone’s expansion in the Mexican market and the potential role of the Reseller Appointment in supporting KeepZone’s broader growth strategy in Mexico and Latin America . Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com